Eugene Trowbridge, CCIM Partner _____________ Jillian Sidoti, CCIM Partner _____________ Nancee Tegeder Associate Attorney	VIA EDGAR Division of Corporation Finance Office of Transportation and Leisure Securities Exchange Commission Washington, DC 20549 July 5, 2018
Jonathan Nieh Associate Attorney _____________	Re:	Oi2Go Media Technologies, Inc. (the “Company”) Offering Statement on Form 1-A Filed February 28, 2018 File No. 024-10808

_____________ Mailing Address: 38977 Sky Canyon Drive Suite 101 Murrieta CA, 92563 Email: company@crowdfundinglawyers.net Office: (323) 799-1342 Website: www.CrowdfundingLawyers.net

Ladies:

Please see the Company’s response to your comments below.

1. We note your disclosure regarding the consulting services agreement with your board member. Please disclose the name of the board member here. In addition, file the consulting services agreement as an exhibit.

We have revised to disclose Carl Dawson as the Board Member.

2. In this regard, we note the consulting services agreement with your board member appears to provide compensation for the performance of services related to the offering. Further, we note the disclosure under "Plan of Distribution," at page 31, that says no compensation will be paid with respect to the sale of shares in the offering. We also note you indicate you are relying on Rule 3a4-1 of the Securities Exchange Act of 1934. Please advise.

Yes, the Company is relying on Rule 3a4-1 of the Securities Exchange Act of 1934 and will continue to do so. Mr. Dawson’s agreement is not in any way associated with the success of the raise or with actual fundraising efforts. Mr. Dawson, instead, is offering services associated with compiling and managing the Regulation A+ filing team, technology implementation, and marketing campaigns. Although these services are indeed related to the offering, the compensation Mr. Dawson is receiving is not related to any particular amount of capital raised nor is Mr. Dawson responsible for actual fundraising as that will be the responsibility of Mr. Hernandez, the Company’s CEO.

Thank you for your time and attention.

Sincerely,

/s/

Jillian Sidoti

Securities Counsel